Exhibit 12.1

ENSTAR GROUP LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

	Years Ended December 31,
	Six Months Ended June 30, 2017(1)	2016	2015	2014	2013	2012
Fixed Charges
Interest expense	14,441	20,642	19,403	12,922	12,389	8,426
Assumed interest component of rent expense(1)	1,535	3,230	3,696	3,397	1,851	1,298
Total fixed charges	15,976	23,872	23,099	16,319	14,240	9,724

Earnings
Pre-tax earnings from continuing operations before noncontrolling interest and income from equity investees	180,135	327,324	225,022	227,298	253,160	231,636
Add fixed charges	15,976	23,872	23,099	16,319	14,240	9,724
Add amortization of capitalized interest	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—
Less interest capitalized	—	—	—	—	—	—
Less preference security dividend requirements of consolidated subsidiaries (not preferred dividends of parent)	—	—	—	—	—	—
Less noncontrolling interest pre-tax earnings of subsidiaries that have not incurred fixed charges	(27,829)	(42,112)	9,918	(17,640)	(20,503)	(29,376)
Total earnings	168,283	309,084	258,039	225,977	246,897	211,984

Ratio of earnings to fixed charges(2)	10.5	13.0	11.2	13.9	17.3	21.8

(1)33.3% represents a reasonable approximation of the interest component of rent expense.

(2)Data from certain prior years has been reclassified to reflect the results of Pavonia Holdings (US) Inc. as discontinued operations. See “Note 5 - Held-For-Sale Business” in the notes to our consolidated financial statements included within Item 8 of our Annual Report for the year ended December 31, 2016 filed on Form 10-K.